 FORM 4
                                               U.S. SECURITIES AND EXCHANGE COMMISSION       ---------------------------------
[X] Check box if no longer                              WASHINGTON, D.C. 20549               |        OMB APPROVAL           |
    subject to Section 16. Form                                                              ---------------------------------
    4 or Form 5 obligations may            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP      |OMB Number            3235-0287|
    continue. See Instruction 1(b).                                                          |Expires:      September 30,1998|
                                                                                             |Estimated average burden       |
                                                                                             |hours per response..........0.5|
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          Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                        Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1.Name and Address of Reporting Person(1)|2. Issuer Name and Ticker or Trading Symbol      |6. Relationship of Reporting Person
                                         |   Pulitzer Publishing Company                   |      to Issuer (Check all applicable)
Pulitzer       Emily           R.        |                               (PTZ)             |       X   Director     X  10% Owner
-------------------------------------------------------------------------------------------|     -----            -----
(Last)        (First)       (Middle)     |3. IRS Identification  |  4. Statement for       |           Officer (give title below)
                                         |   Number of           |     Month/Year          |     -----
                                         |   Reporting Person,   |                         |           Other (specify below)
                                         |   if an Entity        |      March   1999       |     -----
                                         |   (Voluntary)         |                         | Senior Vice President-
900 North Tucker Boulevard               |                       |                         | Newspaper Operations
                                         |                       |                         | ---------------------------------
-----------------------------------------|                       |-------------------------|----------------------------------------
               (Street)                  |   ###-##-####         |  5. If Amendment,       |7. Individual or Joint/Group Filing
                                         |                       |     Date of Original    |   (Check applicable line)
                                         |                       |     (Month/Year)        | X   Form Filed by One Reporting Person
St. Louis        MO             63101    |                       |                         | --
-----------------------------------------|                       |                         |     Form Filed by More than One
(City)          (State)          (Zip)   |                       |                         |     Reporting Person
                                         |                       |                         | --
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                                         |    TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security                     |2.Transaction| 3. Transaction| 4. Securities Acquired(A)| 5. Amount of|6. Owner |7. Nature
   (Instr. 3)                            |  Date       |    Code       |    or Disposed of (D)    | Securities  |   -ship | of
                                         |             |    (Instr. 8) |    (Instr. 3, 4 and 5)   | Beneficially| Form:   | Indirect
                                         |             |               |                          | Owned at End| Direct  | Bene-
                                         |             |---------------|--------------------------| of Month    | (D) or  | ficial
                                         |             |       |       |        | (A)  |          | (Instr. 3   | Indirect| Owner-
                                         |(Month/Day/  |       |       |        |  or  |          |   and 4)    | (I)     | ship
                                         | Year)       |  Code |  V    | Amount | (D)  |  Price   |             |(Instr.4)|(Instr.4)
-----------------------------------------|-------------|-------|-------|--------|------|----------|-------------|---------|---------
Common Stock, $.01 par value (01)        | 03/18/1999  |U  (02)|       |  371374|  D   |          |     0       |   D     |(03)
-----------------------------------------|-------------|-------|-------|--------|------|----------|-------------|---------|---------
Common Stock, $.01 par value (01)        | 03/18/1999  |U  (02)|       |14310003|  D   |          |     0       |   I     |(04)
-----------------------------------------|-------------|-------|-------|--------|------|----------|-------------|---------|---------
Common Stock, $.01 par value (01)        | 03/18/1999  |U  (02)|       | 5940293|  D   |          |     0       |   I     |(05)
-----------------------------------------|-------------|-------|-------|--------|------|----------|-------------|---------|---------
                                         |             |       |       |        |      |          |             |         |
-----------------------------------------|-------------|-------|-------|--------|------|----------|-------------|---------|---------
                                         |             |       |       |        |      |          |             |         |
-----------------------------------------|-------------|-------|-------|--------|------|----------|-------------|---------|---------
                                         |             |       |       |        |      |          |             |         |
-----------------------------------------|-------------|-------|-------|--------|------|----------|-------------|---------|---------
                                         |             |       |       |        |      |          |             |         |
-----------------------------------------|-------------|-------|-------|--------|------|----------|-------------|---------|---------
                                         |             |       |       |        |      |          |             |         |
-----------------------------------------|-------------|-------|-------|--------|------|----------|-------------|---------|---------
                                         |             |       |       |        |      |          |             |         |
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
If the form is filed by more than one reporting person, see Instruction 4(b)(v).

FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1. Title of Derivative  | 2. Conver-  |3. Trans- |4. Trans-   |5. Number of      |6.  Date Exer-  |7. Title and Amount |8. Price
   Security             |    sion or  |   action |   action   |   Derivative     |    cisable and |   of Underlying    |   of
   (Instr. 3)           |    Exercise |   Date   |   Code     |   Securities Ac- |    Expiration  |   Securities       |   Deriv-
                        |    Price of |          |  (Instr. 8)|   quired (A) or  |    Date        |   (Instr. 3 and 4) |   ative
                        |    Deriv-   |   (Month/|            |   Disposed of (D)|    (Month/Day/ |                    |   Secur-
                        |    ative    |   Day/   |            |   (Instr. 3, 4,  |    Year)       |                    |   ity
                        |    Security |   Year)  |            |   and 5)         |                |                    |  (Instr. 5)
                        |             |          |            |                  |-------------------------------------|
                        |             |          |            |                  |Date   |Expira- |        | Amount or |
                        |             |          |-------------------------------|Exer-  |tion    |  Title | Number of |
                        |             |          |  Code |V   | (A)    |(D)      |cisable|Date    |        | Shares    |
------------------------|-------------|----------|-------|----|--------|---------|-------|--------|--------|-----------|------------
                        |             |          |       |    |        |         |       |        |        |           |
                        |             |          |       |    |        |         |       |        |        |           |
------------------------|-------------|----------|-------|----|--------|---------|-------|--------|--------|-----------|------------
                        |             |          |       |    |        |         |       |        |        |           |
------------------------|-------------|----------|-------|----|--------|---------|-------|--------|--------|-----------|------------
                        |             |          |       |    |        |         |       |        |        |           |
------------------------|-------------|----------|-------|----|--------|---------|-------|--------|--------|-----------|------------
                        |             |          |       |    |        |         |       |        |        |           |
------------------------|-------------|----------|-------|----|--------|---------|-------|--------|--------|-----------|------------
                        |             |          |       |    |        |         |       |        |        |           |
------------------------|-------------|----------|-------|----|--------|---------|-------|--------|--------|-----------|------------
                        |             |          |       |    |        |         |       |        |        |           |
------------------------|-------------|----------|-------|----|--------|---------|-------|--------|--------|-----------|------------
                        |             |          |       |    |        |         |       |        |        |           |
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9. Number of      |    10. Ownership       |       11. Nature of
   Derivative     |        Form of         |           Indirect
   Securities     |        Derivative      |           Beneficial
   Beneficially   |        Security:       |           Ownership
   Owned at End   |        Direct (D)      |           (Instr. 4)
   of Month       |        or Indirect (I) |
   (Instr. 4)     |        (Instr. 4)      |
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Explanation of Responses:

      (01)  Table I.  Item 1.
            Shares of Class B Common Stock are convertible at any time on a share-for-share basis, into Common Stock, $.01 par value.

      (02)  Table I.  Item 3.
            Effective as of March 18, 1999, Pulitzer Publishing Company (the "Company") completed the spin-off of its publishing and new media properties and consummated the merger of the Company with and into Hearst-Argyle Television, Inc.
            ("Hearst-Argyle").  In the merger, each share of the Company's Common Stock and Class B Common Stock was converted into the right to receive 1.63914877 shares of Hearst-Argyle's Series A Common Stock.

      (03)  Table 1.  Item 6.
            Right to acquire upon conversion of 371,334 shares of Class B Common Stock held in the voting trust described below.

                                                                                   /s/ Emily R. Pulitzer                   4/9/99
                                                                                   --------------------------------------  ---------
                                                                                      Signature of Reporting Person(1)      Date

  (1)Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

  Note: File three copies of this Form, one of which must be manually signed.
If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


EXPLANATION OF RESPONSES  (cont.)                                     FORM 4


      (04)  Table I.  Item 7.
            Pursuant to Rule 16a-1 under the Rules and Regulations promulgated under the Securities and Exchange Act of 1934, as amended, beneficial ownership of 7,998,336 of these shares is disclaimed.  Held in a voting trust covering 14,310,003 shares of Class B Common Stock (includes 371,374 shares referred to in footnote #2 above, and 5,940,293 referred to in footnote #4 below), $.01 par value, convertible into 14,310,003 shares of Common Stock, as to which Mrs. Pulitzer serves as one of the Trustees with limited power to vote the shares of Class B Common Stock.

      (05)  Table I.  Item 7.
            Right to acquire upon conversion of 5,940,293 shares of Class B Common Stock held by a Trust created by Joseph
            Pulitzer, Jr. under Indenture of Trust dated June 12, 1974, as amended on October 20, 1992. Mrs. Pulitzer is the beneficiary of the trust.  Such shares are subject to the voting trust described above.
